Exhibit 99.2

Hydrogenics Corporation

First Quarter 2006 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three months ended March 31, 2006 and updates our MD&A for fiscal 2005. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2005. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation”, “Hydrogenics” “our”, “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated May 12, 2006 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.

Forward-looking Statements and Risk Factors

This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees the future performance of Hydrogenics, as there are unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include, but are not limited to, risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, except as required by law. Readers are expected to review the section in our 2005 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.

Financial Overview

Revenues for the three months ended March 31, 2006 were $6.1 million, compared to $11.3 million for the corresponding period in 2005. This 46% decrease is primarily attributed to production delays in our OnSite Generation business unit, which were partially offset by increased revenues in our Power Systems and Test Systems business units of 18% and 53%, respectively.

Net loss for the three months ended March 31, 2006 was $8.3 million, or ($0.09) per share, compared to $11.2 million, or ($0.13) per share, for the same period in 2005. This 26% decrease is primarily attributable to higher gross margins, $2.0 million of decreased research and product development expenditures, the absence of $0.7 million of integration costs and $0.2 million of other items.

Cash used in operations and capital expenditures for the three months ended March 31, 2006 was $5.0 million compared to $9.3 million for the same period in 2005. This 47% decrease is attributed to $2.5 million of decreased cash outflows from operations excluding working capital movements and a $1.8 million reduction in working capital requirements.

Critical Accounting Estimates

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2005 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2005. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results many vary significantly from those estimates.

Recently Issued Accounting Standards

Our accounting policies used to prepare our interim consolidated financial statements for the three months ended March 31, 2006 are unchanged from those disclosed in our 2005 annual consolidated financial statements, except that they include the adoption of The Canadian Institute of Chartered Accountants (“CICA”) pronouncements contained in Sections 1530 - Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement and 3865 - Hedges.

In accordance with the provisions of these new standards, we reflected: (i) a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive loss”; and (ii) short-term investments are now carried at amortized cost. We have the intention and the ability to hold these securities to maturity. Interest earned is recognized using the effective interest rate method and any, other than temporary, decline in fair value is recognized immediately in the consolidated statement of operations.

Results of Operations

Revenues for the three months ended March 31, 2006 were $6.1 million, a decrease of $5.2 million, or 46% compared to the three months ended March 31, 2005 and reflects decreased revenues in the OnSite Generation business unit as a result of production delays, which were partially offset by increased revenues in the Power Systems and Test Systems business units of 18% and 53%, respectively.

The following table provides a breakdown of our revenues for the reported period:

	Three months ended March 31
	2006	2005
OnSite Generation	$2,400	$8,634
Power Systems	1,143	972
Test Systems	2,593	1,698
	$6,136	$11,304

OnSite Generation revenues for the three months ended March 31, 2006 decreased primarily as a result of production delays caused by supply chain and component quality issues. We believe we are addressing these issues through appropriate corrective measures. Revenues for the three months ended March 31, 2006 consisted of sales of electrolyzer products to customers in both industrial and transportation markets. At March 31, 2006, we had $15.2 million of confirmed orders for OnSite Generation products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2006.

Power Systems revenues for the three months ended March 31, 2006 increased primarily as a result of an increase in the number of units shipped during the first quarter of 2006 to 15 from 5 in the corresponding period in 2005 combined with a change in product mix, which included the delivery of a higher number of smaller output units compared to the first quarter of 2005. As at March 31, 2006, we had $9.4 million of confirmed orders for Power Systems products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2006.

Test Systems revenues for the three months ended March 31, 2006 increased primarily as a result of an increase in testing services and an increase in the number of test stations delivered. As at March 31, 2006, we had $3.6 million of confirmed orders for Test Systems, the majority of which are anticipated to be delivered and recognized as revenue in 2006.

Cost of revenues for the three months ended March 31, 2006 was $5.1 million, a decrease of $5.2 million from the first quarter of 2005. Expressed as a percentage of revenues, cost of revenues was 83% in the first quarter of 2006 compared to 91% for the same period in 2005. This 8% improvement can be attributed to the absence of a $1.3 million increase in the fair value of work-in-process inventory recognized at fair value in accordance with Canadian GAAP upon the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) in the first quarter of 2005 offset by low overhead absorption as a result of decreased revenues. Additional cost of revenues commentary regarding each business unit is provided as follows:

•                  OnSite Generation’s cost of revenues for the three months ended March 31, 2006 was $2.5 million. Expressed as a percentage of revenues, cost of revenues was 103% for the three-month period ended March 31, 2006 compared to 94% for the corresponding period in 2005. This 9% decrease is attributed to lower overhead absorption as a result of lower revenues.

•                  Power Systems’ cost of revenues for the three months ended March 31, 2006 was $0.7 million. Expressed as a percentage of revenues, cost of revenues was 62% for the three-month period ended March 31, 2006 compared to 71% for the corresponding period in 2005. This 9% improvement is attributed to a higher proportion of military orders which historically have generated higher gross margins.

•                  Test Systems’ cost of revenues for the three months ended March 31, 2006 was $3.1 million. Expressed as a percentage of revenues, cost of revenues was 73% for the three-month period ended March 31, 2006 compared to 85% for the corresponding period in 2005. This 12% improvement is primarily attributed to an increased proportion of testing services in the first quarter of 2006 compared to the corresponding period in 2005.

Selling, general and administrative expenses (“SG&A”) were $6.6 million for the three months ended March 31, 2006, consistent with the three months ended March 31, 2005. SG&A incurred during the three months ended March 31, 2006 reflect $0.3 million in additional costs as a result of a weakening of the U.S. dollar relative to the Canadian dollar compared with the corresponding period in 2005 and $1.1 million of consulting costs relating to Sarbanes-Oxley Act compliance and business strategy matters.

Research and product development expenses for the three months ended March 31, 2006 were $1.2 million, a decrease of $2.0 million or 63% compared to the first quarter of 2005. This 63% decrease reflects a $0.4 million increase in research and product development funding and the streamlining and harmonization of our research and product development efforts following the Stuart Energy acquisition in 2005.

Amortization of property, plant and equipment was $0.3 million for the three months ended March 31, 2006, a decrease of $0.1 million from the three months ended March 31, 2005. Compared to 2005, the average age of our assets have increased resulting in reduced depreciation charges for the three months ended March 31, 2006.

Amortization of intangible assets was $2.1 million for the three months ended March 31, 2006, consistent with the three months ended March 31, 2005.

Integration costs were $nil for the three-month period ended March 31, 2006 and $0.7 million for the three months ended March 31, 2005. Integration costs incurred in the first quarter of 2005 were attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy.

Provincial capital tax expense was less than $0.1 million for the three months ended March 31, 2006 and 2005 and are primarily related to estimates of provincial capital taxes payable and is partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.

Interest, net was $0.9 million for the three months ended March 31, 2006, an increase of $0.3 million over the three months ended March 31, 2005. This increase is primarily the result of higher yields on underlying investments, offset by a decrease in cash and cash equivalents and short-term investments.

Foreign currency losses for the three months ended March 31, 2006 were $0.1 million compared to $0.3 million of gains in the three months ended March 31, 2005.

Income tax expense for the three months ended March 31, 2006 was less than $0.1 million, which is consistent with the expense incurred during the three months ended March 31, 2005.

Net loss for the three months ended March 31, 2006 was $8.3 million compared to $11.2 million in the three months ended March 31, 2005. Net loss for the three months ended March 31, 2006 by segment was as follows: OnSite Generation $3.1 million; Power Systems $2.2 million; Test Systems $0.2 million; and Corporate & Other $2.8 million. Additional net loss commentary for the three months ended March 31, 2006 is as follows:

•                  OnSite Generation incurred a net loss of $3.1 million for the three months ended March 31, 2006 compared to a net loss of $2.9 million for the three months ended March 31, 2005. This increase is related to reduced revenues as a result of production delays experienced in the first quarter of 2006.

•                  Power Systems incurred a net loss for the three months ended March 31, 2006 of $2.2 million compared to a net loss of $4.7 million for the three months ended March 31, 2005. This decrease is related to increased revenues and gross profit offset by increased research and product development costs.

•                  Test Systems incurred a net loss of $0.2 million for the three months ended March 31, 2006 compared to $0.8 million for the three months ended March 31, 2005. This improvement is related to increased revenues and gross profit for testing services and decreased amortization of property, plant and equipment.

•                  Corporate & Other costs were $2.8 million for the three months ended March 31, 2006 compared to $2.9 million for the three months ended March 31, 2005. These costs reflect $0.1 million in additional costs as a result of a weakening U.S. dollar relative to the Canadian dollar, and $1.1 million in consulting costs relating to Sarbanes-Oxley Act compliance and business strategy matters, which were not incurred in the corresponding period of the previous year.

Net loss per share for the three months ended March 31, 2006 was $0.09, compared to a net loss of $0.13 per share for the three months ended March 31, 2005. This decrease in net loss per share was predominantly the result of the decrease in net loss combined with an increase in the weighted average number of shares outstanding. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Weighted average number of shares outstanding for the three months ended March 31, 2006 was 91,705,236 (three months ended March 31, 2005 - 89,848,368). The number of common shares outstanding as at March 31, 2006 was 91,748,666 (March 31, 2005 - 91,671,170). The increase in the number of common shares outstanding was attributable to the exercise of stock options. Stock options outstanding as at March 31, 2006 were 6,325,053    (March 31, 2005 - 5,573,721) of which 3,338,387 were exercisable (March 31, 2005 - 4,003,697).

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents and short-term investments were $80.7 million as at March 31, 2006, a decrease of $5.1 million from December 31, 2005. This decrease is attributable to $5.3 million of net losses (excluding non-cash items), a $0.3 million decrease in non-cash working capital requirements, $0.3 million of investing outflows excluding movements in short-term investments and $0.2 million of financing inflows.

Cash and cash equivalents used in operating activities for the three months ended March 31, 2006 were $5.0 million. Cash and cash equivalents used in operating activities during the three months ended March 31, 2005 were $9.3 million. This decrease is related to a decreased loss from operations combined with decreased working capital requirements.

Cash and cash equivalents used in investing activities, excluding movements in short-term investments for the three months ended March 31, 2006, was $0.3 million. Cash and cash equivalents used in investing activities for the three months ended March 31, 2005 were $0.6 million. This decrease was primarily the result of the absence of cash outflows relating to the acquisition of Stuart Energy in January 2005.

We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two to three years. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

The “Liquidity and Capital Resources” section above contains certain forward-looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.

Credit Facilities

We have $14.4 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $4.6 million were issued against these lines of credit at March 31, 2006. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.

Contingent Off-balance Sheet Arrangements and Contractual Obligations

We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $11.8 million (December 31, 2005 - $11.0 million) toward agreed upon research and development project costs. The utilized amount of the advances as at March 31, 2006 was $11.8 million (December 31, 2005 - $11.5 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8,000 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2005 Annual Report.

Outlook

This “Outlook” section contains certain forward-looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.

During 2006, and for the next several years, we anticipate we will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.

Additional outlook commentary regarding each business unit is provided as follows:

•                  In OnSite Generation, our strategy is to continue to grow our sales in the industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy fields. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market as well as offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases.

•                  As our products in Power Systems become more cost competitive against incumbent technologies such as batteries and diesel generators, we anticipate that our sales opportunities in the AC and DC backup power markets, light mobility markets and various military markets will increase.

•                  In our Test Systems business unit, we will continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.

We expect that our gross margins will remain low for the foreseeable future as a result of a larger percentage of revenues emanating from our Onsite Generation business unit which has historically generated lower margins, the time necessary to introduce our new S-4000 electrolytic generator, entering commercial markets for our Power Systems products which will be influenced by market economics and our ability to improve operational efficiency across all business units. At the same time, we are aiming to improve our gross margins by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative areas to address near term market opportunities and we expect that research and product development costs will trend upwards in the future to support product development initiatives as we commercialize, primarily in our Power Systems and OnSite Generation business units.

Selected Quarterly Financial Data (Unaudited)

The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
of dollars, except per share amounts	Mar. 31 2006	Dec. 31 2005	Sep. 30 2005	Jun. 30 2005	Mar. 31 2005	Dec. 31 2004	Sep. 30 2004	Jun. 30 2004
Revenues	$6,136	$9,057	$10,537	$6,293	$11,304	$5,494	$3,509	$3,578
Net Loss	(8,332)	(9,976)	(7,517)	(9,499)	(11,222)	(10,338)	(7,269)	(8,481)
Net Loss Per Share (Basic & Fully Diluted)	(0.09)	(0.11)	(0.08)	(0.10)	(0.13)	(0.16)	(0.11)	(0.13)
Weighted Average Common Shares Outstanding	91,705	91,680	91,678	91,675	89,848	64,619	64,610	64,579